April 14, 2025

Samuel K. Goldstein, Esq.
Lincoln Financial Group
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087-5221
Email: Sam.Goldstein@lfg.com

   Re:         Lincoln Royalties Income Fund, LP, File Nos. 333-285895,
811-24065

Dear Mr. Goldstein:

       We have reviewed the registration statement for the Lincoln Royalties Income Fund filed on Form N-2 with the Securities and Exchange Commission on March 19, 2025, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

   General

1. The filing is materially incomplete at this time. Please provide the staff with all missing information and disclosure for review as soon as practicable including, without limitation, the completed fee table, hypothetical expense examples, effects of leverage disclosure, references to the auditor, auditor consent, and financial statements.

   Cover Page

2. Disclosure on the cover page states:    To provide shareholders with limited
liquidity, the
   Fund conducts repurchases of Shares in each quarter.    Please revise this
sentence to clarify
   that the Fund    may conduct repurchases of Shares.    The staff notes that
disclosure in the
   same paragraph states,    The Board has complete discretion to determine
whether the Fund
   will engage in any share repurchase.

3. Disclosure on the cover page states,    There is no assurance that quarterly
distributions paid
   by the Fund will be maintained at the targeted level or that distributions will be paid at all.
   Please clarify what is meant by    targeted level    or delete the
reference. The prospectus does
   not appear to include any disclosure regarding a specific    targeted level
  of distributions.
 Samuel Goldstein
Lincoln Royalties Income Fund, LP
April 14, 2025
Page 2


4. Disclosure on the cover page states:    The Adviser and the Fund rely on
exemptive relief to,
   among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early redemption fee and schedule for waivers of such fee; and
(iii) impose class
   specific annual asset-based distribution fees on the assets of various classes of Shares to be used to pay for expenses incurred in fostering the distribution of the Shares of the particular
   class.    Please provide the staff with the status of this exemptive relief.

    Summary of Terms

5. Under the heading    Investment Opportunities and Strategies   , the
disclosure on p. 1 explains
   that the Fund    seeks to achieve its investment objective by primarily
investing in a portfolio
   of direct investments in royalties, Royalties Funds, and other income-oriented investments
   such as BSLs, listed royalties and credit instruments   backed by royalties.
   Please disclose
   the types of royalties in which the fund will invest (e.g., music, TV, books, sports, brands, patents, franchises).

6. Under the heading    Investment Opportunities and Strategies   , the
disclosure on pp. 1-2
   describes Royalty Funds and royalty investments in securities issued by special purpose
   vehicles (   SPVs   ). Please describe the structure of these Royalty Funds
and SPVs, clarifying
   the extent to which they are private funds or entities relying on the exclusions under Sections
   3(c)(1) and 3 (c)(7) and if the fund will invest more than 15% of its assets in these funds and
   SPVs. In your response, please confirm if the Fund intends to consolidate such SPVs, if they are controlled by the Fund.

7. Under the heading    Investment Management Fee and Incentive Fee    on p. 3,
there is a
   section discussing the incentive fee and how it is calculated. Please supplementally explain to
   the staff how the Fund accounts for estimated and actual    trued up
return on capital (if
   distributions from natural resource related royalties are affected by depletion allowances) in the calculation of the incentive fee.

8. Under the heading    Repurchases of Shares    on p. 8, please bold the
following disclosure in
   the third paragraph:    The Fund has no obligation to repurchase Shares at
any time    and
      There can be no assurance that the Board of Trustees will approve the
Adviser   s
   recommendation that the Fund repurchase shares.

    Summary of Fees and Expenses

9. Given the nature of the Fund   s underlying investments, please include a
footnote to the
   Acquired Fund Fees and Expenses (   AFFE   ) line of the fee table that:

    (1) discloses the typical Incentive Allocation or such other fee (expressed as a percentage) to be paid to the investment advisers of the Acquired Funds (or an affiliate);
 Samuel Goldstein
Lincoln Royalties Income Fund, LP
April 14, 2025
Page 3


    (2) discloses that Acquired Funds    fees and expenses are based on
historic fees and
    expenses; and

    (3) states that future Acquired Funds    fees and expenses may be
substantially higher
    or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

    See Instruction 10.g to Item 3 of Form N-2.

10. Please confirm that the fees of SPVs, which are entities relying of section 3(c)(1) and 3(c)(7)
    of the Investment Company Act of 1940, are captured in the AFFE line of the fee table.

11. Please confirm that wholly-owned subsidiaries    investment management fees
and expenses
    are included in their respective categories in the fee table.

12. Please clarify any assumptions in relation to the treatment of the incentive fees in the expense example on p. 13.

    Investment Objective, Opportunities and Strategies

13. Under the sub-heading    Investment Opportunities and Strategies
beginning on p. 17, please
    disclose the industries in which the fund expects to be invested or exposed to through such royalties. The principal risks address the entertainment industry (music, film, tv, and sports), pharmaceutical/healthcare industry, branded goods, extractive industries (sub-surface and natural resources), and carbon credit industry. If this list is not exhaustive, disclosure stating that should also be included. This is important and material information
regarding the Fund   s
    strategies that a prospective investor should know.

14. Under the sub-heading    Investment Opportunities and Strategies   , the
disclosure on p. 17
    states that the Fund will invest in a mix of royalty investments, including 0-70% in Royalties
    Funds. This disclosure implies that the Fund may invest more than 15% of its net assets in
    Royalties Funds that may rely on sections 3(c)(1) or 3(c)(7). Please note that registered closed-end funds that invest more than 15% of their net assets in such as 3(c)(1) or 3(c)(7)
    funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to the staff why it is or would be appropriate for the fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

15. Under the sub-heading    Investment Opportunities and Strategies   , the
prospectus includes
    disclosure on p. 17 regarding    Royalties Primary Investments and
Secondary Investments   ,
    which states:    Secondaries have the benefit that they may exhibit little
or none of the J-curve
    characteristics associated with primary investments.    Please include a
brief explanation of
    what this sentence means in plain English.
 Samuel Goldstein
Lincoln Royalties Income Fund, LP
April 14, 2025
Page 4


16. Under the sub-heading    Investment Opportunities and Strategies    on pp.
17-18, the
    disclosure states that the Fund will invest in royalties debt investments and other types of loans. Please clarify here the quality of the debt instruments in which the fund may invest, including that the fund may invest in securities that are rated below investment grade.

17. Under the sub-heading    Investment Opportunities and Strategies    on pp.
17-18, the
    disclosure states that the fund may invest in derivatives. Please supplementally explain to the staff how the Fund anticipates being able to invest in derivatives instruments while remaining in compliance with the VaR test under Rule 18f-4. In addition, please identify to the staff the designated reference index it intends to use. If the Fund is relying on the absolute VaR test
    (rare), the fund should explain how it determined that it could not find an appropriate designated reference portfolio.

    Types of Investments and Related Risks

18. The staff notes that the Fund intends to use derivatives, as disclosed in the principal investment strategies section of the prospectus and elsewhere throughout the filing. Please include appropriate risk disclosures regarding the use of derivatives.

19. Under the sub-heading    Risks Related to Investment Strategies, Fund
Investments, and the
    Fund   s Investment Program   , the Fund has included a section entitled
Carbon Credit
    Industry Risks    on pp. 28-29. Please provide greater clarity as to how
the carbon credit
    industry relates to royalties. Also, to the extent investments in carbon credits and any related royalties are a principal investment of the Fund, please include such investments in response to Comment 5 above.

    Management of the Fund

20. In the section entitled    Portfolio Managers    beginning on p. 41, Form
N-2 requires the Fund
    to disclose, among other things, the length of service of each portfolio manager employed by or associated with the Registrant or an investment adviser or sub-adviser of the Registrant, as well as their business experience during the past 5 years. The staff notes that while this information is included for some of the portfolio managers, it is missing for others. Please
    revise this section to clearly disclose each portfolio manager   s length
of service with Partners
    Group and their business experience during the past 5 years. See Item 9.1.c of Form N-2.

    Investment Management Fee and Incentive Fee

21. Under the sub-heading    Incentive Fee    on p. 46, the disclosure states
 Fund pre-incentive fee
    net investment income does not include any component of capital gains or capital
    appreciation.    Please revise this sentence in plain English.
 Samuel Goldstein
Lincoln Royalties Income Fund, LP
April 14, 2025
Page 5


    Repurchases of Shares

22. Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise
    the disclosure under the section entitled    Repurchases of Shares
beginning on p. 52 to limit
    the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

    Purchase of Shares

23. Under the sub-heading    Purchase Price    on p. 59, the disclosure refers
to the    Fund   s daily
    NAV.    Please revise this disclosure to make clear that the Fund's NAV is calculated
    monthly. References to the    Fund   s daily NAV    may be confusing to
investors absent
    clarification.

24. Under the sub-heading    Class A Shares   , the disclosure on p. 60 states
that investors may be
    able to buy Class A Shares without a sales load when    purchasing Shares
through a Financial
    Intermediary that has a special arrangement with the Fund.    Please
disclose the intermediary-
    specific sales load variations in the prospectus.

    Tax Aspects

25. Under the sub-heading    Taxation of U.S. Shareholders   , the disclosure
on p. 67 states that
       the Fund may invest in certain royalty investments through taxable
corporations.    Please
    clarify if the taxable corporations referenced are primarily controlled by the Fund and/or are wholly-owned subsidiaries. In addition, as applicable, please address the following for subsidiaries:

           a. Disclose that the Fund complies with the provisions of the Investment Company
              Act governing investment policies (Section 8) on an aggregate basis with a subsidiary.

           b. Disclose that the Fund complies with the provisions of the Investment Company
              Act governing capital structure and leverage (Section 18) on an aggregate basis
              with a subsidiary so that the Fund treats a subsidiary   s debt
as its own for
              purposes of Section 18.
 Samuel Goldstein
Lincoln Royalties Income Fund, LP
April 14, 2025
Page 6


           c. Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts
              (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20)
              of the Investment Company Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with
Section 15(c),
              the reviews of the Fund   s and a subsidiary   s investment
advisory agreements may
              be combined.

           d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

           e. Disclose any of the subsidiary   s principal investment
strategies or principal risks
              that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and a subsidiary.

           f. Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

           g. Confirm in correspondence that a subsidiary and its board of directors will agree
              to inspection by the staff of a subsidiary   s books and records,
which will be
              maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder-we may have further comments.

Statement of Additional Information (   SAI   )

    Fundamental Policies

26. The Fund indicates on p. B-11 that it has adopted a    Real Estate
Fundamental Policy    that
    permits it to    invest directly or indirectly in real estate or interests
in real estate, securities
    that are secured or represent interest in real estate . . . mortgage-related securities, investment funds that invest in real estate, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including
REITs).    The staff notes that
    real estate related investments are not mentioned in the prospectus. Please supplementally explain to the staff how these real estate investments relate to the Fund s investment strategy and if necessary, add relevant disclosure regarding such investments to the prospectus.

    Financial Statements

27. The staff notes a placeholder in the SAI for the inclusion of financial statements. Please confirm that these will be audited, include a Schedule of Investments, be prepared in
 Samuel Goldstein
Lincoln Royalties Income Fund, LP
April 14, 2025
Page 7


      accordance with Regulation S-X Section 12-12 through 12-14 and be accompanied by a consent from the Fund's independent registered public accountant.

Closing

          We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

           If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
Act of 1933, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

         Please advise us of any exemptive applications or no-action requests you have submitted or expect to submit in connection with your registration statement.

          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-6405.

                                              Sincerely,


                                              /s/ Samantha A. Brutlag
                                              Samantha A. Brutlag
                                              Senior Counsel
                                              Disclosure Review Office

cc:      Michael J. Spratt, Assistant Director
         Michael Kosoff, Senior Special Counsel